

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2010

Via U.S. Mail

Mr. C. Geoffrey Hampson
Chief Executive Officer
Live Current Media Inc.
780 Beatty Street, Suite 307
Vancouver, BC, V6B 2M1, Canada

> **Re:** **Live Current Media Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on September 10, 2010**
> **File No. 000-29929**

Dear Mr. Hampson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please clearly mark your proxy statement and form of proxy as "Preliminary Copies." See Rule 14a-6(e)(1) of Regulation 14A.

2. Your proxy statement proposes to elect five directors to the board, even though your bylaws provide for seven directors and Mr. Jeffs is proposing seven nominees. Please advise, and modify your disclosure as appropriate to address the mechanics of voting and election under these circumstances.

Voting and Proxy, page 1

3.   In an appropriate location in your document, please provide a background discussion of
        the contacts you have had with Mr. Jeffs during the time period leading up to the current
        solicitation. You should describe in sufficient detail the specifics of any discussions
        between the parties.

4.   Please explain why you are recommending that security holders vote for your nominees
        instead of Mr. Jeffs's nominees.

5.   We note that you amended your bylaws as of September 1, 2010. Please advise, with a
        view towards disclosure in your proxy statement, whether this action was taken in any
        respect in response to contacts with Mr. Jeffs. We note, for example, the changes you
        made to the provisions regarding indemnification of directors, but our inquiry is not
        restricted to those elements of the amendments.

Revocability of Proxy and Voting of Shares, page 1

6.   You state that shares will be voted in accordance with the judgment of the proxy holders
        as to any other matter that may be properly brought before the meeting or any
        adjournments thereof. Please advise how this accords with Rule 14a-4(c). Similar
        language appears on page 22 and in your form of proxy.

Record Date, Voting Rights and Outstanding Shares, page 2

7.   Please disclose why broker non-votes will have no effect on the outcome of the vote on
        proposals other than the election of directors, given that your disclosure indicates that
        broker non-votes will not be counted as votes in favor of such matters. See Item 21(b) of
        Schedule 14A.

Solicitation, page 2

8.   You state that you may employ a variety methods to solicit proxies. Please be advised
        that all written soliciting materials, including any scripts to be used in soliciting proxies
        over the telephone, must be filed under cover of Schedule 14A. Refer to Rule 14a-6(b)
        and (c). Please confirm your understanding.

Proposal 1 – Election of Directors, page 3

9.   You state that the proxy will be voted for the election of substitute nominees, in the event
        that your nominees are not available for election. This does not appear to be consistent
        with the standard set forth in Rule 14a-4(c)(5). Please revise your disclosure, or advise.

Employment Agreements, page 17

10.   Please revise the disclosure relating to Mr. Hampson to quantify the change of control payment that would be due if Mr. Jeffs's nominees were elected to the board. Similarly, quantify for each of your executive officers any payments due in the event Mr. Jeffs's nominees are elected, whether the payment is a change of control amount or otherwise.

Appendix A

11.   We note your statement that the persons identified on Appendix A "may be deemed" participants in the solicitation. Please revise to remove this ambiguity, or advise. The persons identified in this section appear to be participants in accordance with Instruction 3 to Item 4 of Schedule 14A.

Form of Proxy

12.   Please advise as to why Mr. Morrison does not appear on your form of proxy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Daniel F. Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: <u>Via facsimile: (312) 569-3150</u>
        Troy M. Calkins, Esq.
        Drinker Biddle & Reath LLP